Notice to ASX and LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

Rio Tinto Performance Share Plan (“PSP”)

12 September 2017

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both ASX and the LSE of material dealings by PDMR/KMP in Rio Tinto Limited securities.

The PSP is a performance share plan which provides participants with the conditional right, subject to performance conditions being met, to receive shares. The value of the shares is determined by taking the average of the middle market quotations from the LSE or ASX for each Friday in the year immediately preceding the commencement of the relevant performance period.  As advised in the Rio Tinto 2016 Annual report published on 2 March 2017 these values are £23.352 in the case of Rio Tinto plc and A$48.533 in the case of Rio Tinto Limited. The awards granted in 2017 will be measured against the performance conditions after five years (as at the end of 2021).

The following PDMR/KMP was awarded the following shares on 11 September 2017:

Security	PDMR / KMP	No. of shares awarded under PSP	Price per share
Rio Tinto plc	Philip Richards	57,810	£23.352

Steve Allen

Group Company Secretary

Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404